Exhibit B

The Central Trust Bank, a Missouri state-chartered trust company with banking powers and a state member bank of the Federal Reserve System, is a “bank” as defined under Section 3(a)(6) of the Securities Exchange Act of 1934 (the “Act”). Central Bancompany, Inc., a Missouri corporation, is the parent holding company of The Central Trust Bank in accordance with Rule 240.13d-1(b)(1)(ii)(G) promulgated under the Act.